Exhibit 16

June 19, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read the first paragraph of Item 4 included in the Form 8-K dated June 12, 2002 of Printronix, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP

Copy to: Mr. George L. Harwood, Printronix, Inc.